SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Corindus Vascular Robotics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

218730109

(CUSIP Number)

Koninklijke Philips N.V.

Marnix van Ginneken

Chief Legal Officer & Secretary to the Board of Management

Philips Center

Amstelplein 2

1096 BC

Amsterdam, The Netherlands

+31 20 59 77232

With a copy to:

Matthew G. Hurd Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Rita-Anne O’Neill Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 4 pages

CUSIP No. 218730109

1.	NAME OF REPORTING PERSON Koninklijke Philips N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) OO, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 29,693,444[1]
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 29,693,444[1]
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,693,444
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Of these shares of Common Stock, 24,965,253 shares of Common Stock are directly held by the Reporting Person and 4,728,191 shares of Common Stock are issuable upon exercise of a warrant held by the Reporting Person.
(2)	This calculation is based on 191,809,112 shares of Common Stock, which includes 119,025,221 shares of Common Stock as reported in the Issuer’s annual report on Form 10-K filed on March 15, 2017, 68,055,700 shares of Common Stock issued in an unregistered sale of equity securities as reported in the Issuer’s current report on Form 8-K filed on March 16, 2017 and 4,728,191 shares of Common Stock issuable upon an exercise of a warrant held by the Reporting Person.

Page 3 of 4 pages

This Amendment No. 1 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 10, 2017. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and supplemented as follows by adding the following paragraph to the end of Item 3:

The purchase closed on March 15, 2017, and the source of funds was working capital.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated as follows:

(c)    On March 15, 2017, the transactions contemplated by the Purchase Agreement closed and the Reporting Person purchased 7,557,436 shares of Common Stock, at a price of $0.6616 per share. No other transactions in shares of Common Stock were effected by the Reporting Person or, to the knowledge of the Reporting Person, any of the other persons named in Item 2 above during the 60 days prior to the date of this Schedule 13D.

Page 4 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 16, 2017

KONINKLIJKE PHILIPS N.V.

By:	/s/ Abhijit Bhattacharya
Name:	Abhijit Bhattacharya
Title:	Chief Financial Officer

By:	/s/ Marnix van Ginneken
Name:	Marnix van Ginneken
Title:	Chief Legal Officer